LAW OFFICES OF
JOHN F. Wolcott

3318 Del Mar Ave., #202
Rosemead, CA 91770
(626) 571-4444
Fax (626) 288-8163
wolcottlaw@aol.com

Attorneys at Law

June 19, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:	Edward Kelly, Senior Counsel
Craig E. Slivka, Special Counsel

Re	ABCO Energy, Inc.
Revised Preliminary Proxy Statement on Schedule 14A (“Preliminary 14A”) Filed May 24, 2017 File No. 0-55235

Dear Mr. Kelly and Mr. Slivka:

On behalf of our client, ABCO Energy, Inc., (“Company”), we are enclosing a  revised version of the Definitive Copy of the Proxy Statement  14A [“Definitive 14A ”] which has been tagged  to reflect revisions in response to the Staff’s email  dated June 7, 2017, setting forth comments regarding Preliminary 14A No. 5  which was filed with the Commission on May 11, 2017.

This letter, which has been filed electronically with the Commission, includes the text of the Staff’s comments for your convenience.

Letter to Shareholders

Comment No. 1.

Refer to comment 1 in or May 22, 2017 letter.  The statement “Our Board of Directors believes that an affirmative vote for the Increased Capital Proposal…” in the third paragraph is inconsistent with the statement that proposals 1 and 2 are each separately referred to as a “Increased Capital Proposal” in the second paragraph.  Please reconcile the statements.  We note, for example, the reference to each increased capital proposal under “How will my shares be voted if I do not specify a choice with respect to each proposal?”

Response to Comment No. 1.

Done.

How will my shares be voted if I do not provide my proxy? page 6

Comment No. 2.

Refer to comment 2 in our May 22, 2017 letter.  Revise the second sentence in the fourth paragraph to make clear that you are referring to proposal 2 and 2.

Response to Comment No. 2.

Done.

Proposal 2, page 8

Comment No. 3.

Refer to comments 3 and 5 in our May 22, 2017 letter.  Move the part of the second paragraph relating to Exhibit A-1 so that it is presented under proposal 1.

Response to Comment No. 3.

Done.

Approval Required, page 9

Comment No. 4.

Refer to comments 1 and 3 in our May 22, 2017 letter.  Revise this subsection, including the recommendation of the board of directors, so that it is presented under each increased capital proposal

Response to Comment No. 4.

Done.

Thank you very much for your help and assistance with this matter.

Very truly yours,

LAW OFFICE OF JOHN F. WOLCOTT
_______________________________
By: John F. Wolcott

cc:  Charles O’Dowd, ABCO Energy, Inc.
       John F. Wolcott
       Larry Winters
       Michael Kelley, Esq., Senior Counsel SEC Staff, Division of Corporation Finance

JFW: ss